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United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number _33-2253_______

Mortgage Securities III Trusts A
 (Exact name of registrant as specified in its charter)

P.O. Box 9777, WRE 2-1, Federal Way, Washington 98063-9777 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices) Mortgage Securities III Trusts A $100,000,000 Mortgaged Collateralized Bonds
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:
	Rule 12g-4(a)(1)(i)  X	Rule 12h-3(b)(1)(i) ?
	Rule 12g-4(a)(1)(ii) ? 	Rule 12h-3(b)(1)(ii) ?
	Rule 12g-4(a)(2)(i) ?	Rule 12h-3(b)(2)(i) ?
	Rule 12g-4(a)(2)(ii) ?	Rule 12h-3(b)(2)(ii) ?
			Rule 15d-6------- ?

Approximate number of holders of record as of the certification or notice date: 0


Pursuant to the requirements of the Securities Exchange Act of 1934 Mortgage Securities III Trusts A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

	MORTGAGE SECURITIES III TRUSTS A
	Trust acting through Wilmington
Trust Company,
Not in its individual capacity, but solely as owner trustee

Date: August 7, 2002	BY: _/s/ Mary Kay Pupillo___
	Mary Kay Pupillo
	Senior Financial Services Officer